

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Ron Levy
CEO, COO & Secretary
The Crypto Company
23823 Malibu Road #50477
Malibu, CA 90265

   Re: The Crypto Company
     Item 4.02 Form 8-K & Form 8-K/A
     Filed June 9, July 8 and August 4, 2025
     File No. 000-55726

Dear Ron Levy:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology